                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

SEC FILE NUMBER   0-17206
CUSIP NUMBER      561704305

(Check One):  / / Form 10-K  / / Form 20-F  / / Form 11-K
              /x/ Form 10-Q  / / Form N-SAR
               For Period Ended: January 31, 1998

              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
               For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Management Technologies, Inc.
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Full Name of Registrant


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Former Name if Applicable

237 Park Avenue
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Address of Principal Executive Office (Street and Number)

New York, New York 10017
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant is unable to complete its financial statements in time to file by the March 16, 1998 filing date. Registrant's Chief Financial Officer resigned on January 15, 1998 and this has been the cause for the delay in Registrant completing its financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Allen West                   (212)         551-1463
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                    (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
    identify report(s).                                 /x/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        /x/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          Management Technologies, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 1998                               By Michael J. Edison
                                                      Chief Executive Officer

  At this time, Management Technologies, Inc. (hereinafter the "Company") is unable to state whether the results from its operations will differ substantially from the corresponding period for the prior fiscal year. The Company is unable to make such a statement because certain of its wholly owned subsidiaries were placed in administration this past fiscal year, which is the English equivalent of an insolvency proceeding, and the parties responsible for the supervision of the administration of these subsidiaries have been extremely late in providing the Company with financial information regarding the subsidiaries. In addition, the recent resignation of the Company's Chief Financial Officer has compounded this problem.